

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2011

Mr. John Caldwell
Chief Executive Officer
SMTC Corporation
635 Hood Road
Markham, Ontario, Canada L3R4N6

> **Re: SMTC Corporation**
> **Form 10-K for the Fiscal Year Ended January 3, 2010**
> **Filed March 19, 2010**
> **Form 10-K/A for the Fiscal Year Ended January 3, 2010**
> **Filed May 3, 2010**
> **File No. 000-31051**

Dear Mr. Caldwell:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                                      Sincerely,

                                      Stephen Krikorian
                                      Accounting Branch Chief